Exhibit 99.9
Closing Press Release

For Immediate Release:
Time Warner Inc. Completes US$241.5 Million Investment for
31% Interest in Central European Media Enterprises Ltd.,
A Leading Central & Eastern European Media Company
HAMILTON, BERMUDA and NEW YORK, May 18, 2009 — Central European Media Enterprises Ltd. (“CME”) (Nasdaq/Prague Stock Exchange: CETV) and Time Warner Inc. (“Time Warner”) (NYSE:TWX) today announced that Time Warner’s investment in CME, a leading media company in Central and Eastern Europe, has closed. The companies previously announced the signing of the transaction on March 23, 2009.
Time Warner received 19 million newly issued common shares of CME, consisting of 14.5 million shares of Class A Common Stock at a price of US$12.00 per share and 4.5 million shares of Class B Common Stock at a price of US$15.00 per share. Together, these shares now held by Time Warner represent an approximate 31% interest in CME. CME received cash consideration of $241.5 million.
Also, in connection with the transaction, Time Warner has agreed to allow CME founder and Non-Executive Chairman Ronald S. Lauder to vote Time Warner’s shares of CME for at least four years, subject to certain exceptions. Mr. Lauder has pledged to support Time Warner’s appointment of two of its designees to CME’s board of directors.
Citigroup served as financial advisor to Time Warner. J.P. Morgan served as CME’s financial advisor.
About Time Warner Inc.
Time Warner Inc., a global leader in media and entertainment with businesses in television networks, filmed entertainment, publishing and interactive services, uses its industry-leading operating scale and brands to create, package and deliver high-quality content worldwide through multiple distribution platforms. For more information about Time Warner Inc., please visit www.timewarner.com.
About CME
CME is a broadcasting company operating leading networks in seven Central and Eastern European countries with an aggregate population of approximately 97 million people. CME’s television stations are located in Bulgaria (TV2 and Ring TV), Croatia (Nova TV), Czech Republic (TV Nova, Nova Cinema and NovaSport), Romania (PRO TV, PRO TV International, Acasa, PRO Cinema, Sport.ro and MTV Romania), Slovakia (Markíza), Slovenia (POP TV, Kanal A) and Ukraine (Studio 1+1, Studio 1+1

International and Kino). CME is traded on the NASDAQ and the Prague Stock Exchange under the ticker symbol “CETV.”
Forward-Looking Statements
This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, as well as other factors affecting the operation of the businesses of Time Warner and CME. More detailed information about these factors may be found in filings by Time Warner Inc. and CME with the Securities and Exchange Commission, including their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q. Time Warner and CME are under no obligation to, and expressly disclaim any such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events, or otherwise.
Contact Info:

Time Warner Inc. Corporate Communications
Edward Adler +1(212) 484-6630 Edward.Adler@timewarner.com	Keith Cocozza +1(212) 484-7482 Keith.Cocozza@timewarner.com
Central European Media Enterprises
Romana Tomasova
+420 242 465 525
romana.tomasova@cme-net.com
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